Nasdaq Regulation

Nasdaq

**Eun Ah Choi**
Senior Vice President
Global Head of Regulatory Operations

September 22, 2026

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on September 21, 2026, The Nasdaq Stock Market (the "Exchange") received from Victory Portfolios II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

VictoryShares Municipal High Yield ETF

VictoryShares Short-Duration Municipal ETF

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi